Exhibit 99.1

BAYTEX REPORTS ELECTION OF DIRECTORS

CALGARY, ALBERTA (June 1, 2016) – Baytex Energy Corp. (TSX, NYSE: BTE) reports that the nominees listed in its Information Circular-Proxy Statement for the 2016 Annual and Special Meeting of Shareholders were elected as directors. Detailed results of the vote for the election of directors held at the Annual and Special Meeting held earlier today are set out below.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
James L. Bowzer	70,554,678	98.48%	1,086,984	1.52%
John A. Brussa	50,317,752	70.24%	21,323,910	29.76%
Raymond T. Chan	66,136,233	92.32%	5,505,429	7.68%
Edward Chwyl	70,031,638	97.75%	1,610,024	2.25%
Naveen Dargan	70,510,839	98.42%	1,130,823	1.58%
R.E.T. (Rusty) Goepel	70,683,742	98.66%	957,920	1.34%
Gregory K. Melchin	70,741,121	98.74%	900,541	1.26%
Mary Ellen Peters	70,684,789	98.66%	956,873	1.34%
Dale O. Shwed	69,085,095	96.43%	2,556,567	3.57%

For complete voting results, please see our Report of Voting Results which will be available tomorrow through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com